                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 14)*

                          DENSE-PAC MICROSYSTEMS, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   248719 106
                                 (CUSIP Number)
                                 JON R. TANDLER
                     COBLENTZ, CAHEN, MCCABE & BREYER, LLP
       222 KEARNY STREET, 7th Fl., SAN FRANCISCO, CA 94108 (415) 391-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)
                                 APRIL 24, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box \ \.

Check the following box if a fee is being paid with the statement \ \. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

- --------------------                                 ---------------------------
CUSIP No. 248719 106                                 Page   2    of   5    Pages
          ----------                                       ---       ---
- --------------------                                 ---------------------------

- --------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II N.V.

- --------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) \ \
                                                                         (b) \X\

- --------------------------------------------------------------------------------
3          SEC USE ONLY

- --------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

                  00

- --------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                                \ \

- --------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    BELGIUM

- --------------------------------------------------------------------------------
                           7         SOLE VOTING POWER
       NUMBER OF
                                          1,136,613
         SHARES
                         -------------------------------------------------------
      BENEFICIALLY         8         SHARED VOTING POWER

     OWNED BY EACH
                         -------------------------------------------------------
       REPORTING           9         SOLE DISPOSITIVE POWER

         PERSON                           1,136,613
                         -------------------------------------------------------
          WITH             10        SHARED DISPOSITIVE POWER

- --------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,136,613
- --------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                       \ \


- --------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.75%
- --------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                    CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                             INTRODUCTORY STATEMENT

         This Amendment No. 14 to Statement on Schedule 13D of Beneventure Founders Risicokapitaalfonds II n.v. ("BFR-II") is filed with respect to certain sales by BFR-II of Common stock (the "Stock") of Dense-Pac Microsystems, Inc., a California corporation (the "Company").

ITEM 1.           SECURITY AND ISSUER.

         This Statement is filed as to the beneficial ownership of shares of the Company's Common Stock by BFR-II. The Company's principal business address is 7321 Lincoln Way, Garden Grove, California 92641.

ITEM 2.           IDENTITY AND BACKGROUND.

         BFR-II is a Belgian corporation whose address is Regentlaan 54, B-1000 Brussels, Belgium. BFR- II is a widely held venture capital firm.

         During the last years, neither BFR-II nor any of its executive officers, directors or controlling persons, or any such persons ultimately controlling it, have been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.           PURPOSE OF TRANSACTIONS.

         Not Applicable.

         BFR-II does not presently intend to engage in any of the actions contemplated by Item No. 4 to Schedule 13D. It is possible that BFR-II may in the future acquire additional shares or attempt to dispose of shares of Company Common Stock from time to time in the open market, in privately negotiated transactions or otherwise.

                                  Page 3 of 5
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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) BFR-II beneficially owns and has sole voting and investment power over 1,136,613 shares or 6.75% of the Company's Common Stock. This percentage ownership is based on information supplied to BFR-II by the Company as to the Company's outstanding shares of Common Stock on April 26, 1996.

         (c) BFR-II sold a total of 165,966 shares of Stock during the period from April 24, 1996 through April 26, 1996 pursuant to Rule 144 under the Securities Act of 1933, as amended, as follows:

DATE                               NUMBER OF SHARES                   SELLING PRICE
- ----                               ----------------                   -------------
April 24, 1996                          15,000                            6.0000

April 25, 1996                          35,000                            6.0000

April 26, 1996                          40,000                            6.1250

April 26, 1996                          50,000                            6.2500

April 26, 1996                          20,000                            6.3750

April 26, 1996                           5,966                            6.5000
                                       -------

Total                                  165,966
                                       =======


         (d)  Not applicable.

         (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                  Page 4 of 5
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After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BENEVENTURE FOUNDERS RISICOKAPITAALFONDS II n.v.

Date:  May 9, 1996                               /s/ J.F. Caeymaex
                                                 -------------------------------
                                                J.F. Caeymaex, Director

Date:  May 9, 1996                              /s/ B. De Cort
                                                --------------------------------
                                                Investcotrust N.V., Director
                                                duly represented by B. De Corte

                        (Signature Page to Amendment to
                       Schedule 13D of the above-entity)

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